December 14, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                               Raleigh, NC 27602
                               File No.: 70-9659
Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending September 30, 2001, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

         None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

         7,100

         In addition to shares previously reported on quarterly reports, the total number of shares of Common Stock issued under the DRP not reported on previous quarterly reports for 2001 follow:

         1st Quarter - 226,570
         2nd Quarter - 231,771
         3rd Quarter - 258,842

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

         None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

         On August 12th, Progress Energy, Inc. issued two guarantees in favor of Florida Power and Light Company not to exceed a total of $3,600,000.00 for payments arising under a Tolling Agreement, dated August 6, 2001.

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 9/30/01 was $350,000,000. Progress Energy issued $1,229,900,000 in commercial paper from 7/01/01 through 9/30/01 at a weighted average yield of 3.86 % under a $573 million revolving credit facility.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
------------------------------
Carolina Power & Light Company's ("CP&L") commercial paper balance at 9/30/01 was $304,437,000 CP&L issued $1,426,670,000. in commercial paper from 7/01/01 through 9/30/01 at a weighted average yield of 3.95% under a $750 million revolving credit facility.

North Carolina Natural Gas
--------------------------
None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

Non- Utility Money Pool: Maximum Outstanding Balances - Quarter ending 9/30/01:
------------------------------------------------------------------------------

                                     Loans to MP             Borrowing From MP
                                     -----------------------------------------
Progress Energy                      $356,666,562.10
Progress Energy Ventures                                     $ 56,256,880.57
Progress Energy Services             $184,889,037.54
Progress Capital Holdings                                    $389,782,384.75

The range of interest rates on these borrowings was 3.70% to 4.25%.

Utility Money Pool: Maximum Outstanding Balances - Quarter ending 9/30/01:
-------------------------------------------------------------------------

                                     Loans to MP             Borrowing From MP
                                     -----------------------------------------
Progress Energy                      $ 43,376,753.79
Carolina Power & Light               $137,731,418.44         $ 56,676,280.45
Florida Power Corporation            $122,700,576.79         $ 21,650,287.87
North Carolina Natural Gas                                   $ 72,115,590.87

The range of interest rates on these borrowings was 3.74 % to 4.15%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the Act:

         None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

         None.

j.       The amount of the market-to-book ratio of the Common Stock:

Progress Energy Common Stock Data as of September 30, 2001:

Total Common Stock Equity                          $  6,203.1
(in millions)

Market-to-book  ratio                                    1.48

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

         Equity contribution from Progress Energy to Florida Progress Florida Progress to Progress Capital Holdings
         Progress Capital Holdings to Progress Telecom          $6.2 million

         Equity contribution from Progress Energy to Progress
         Ventures                                                  $39.2 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

         None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

         Florida Power Corporation                   September 5, 2001
         Progress Capital Holdings, Inc.             September 5, 2001
         Electric Fuels Corporation                  September 5, 2001

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

Progress Energy, Inc.
BALANCE SHEETS                                                      September 30                  December 31
(In thousands)                                                         2001                          2000
--------------------------------------------------------------------------------------------------------------------
                            ASSETS

Utility Plant
  Electric utility plant in service                            $       18,955,425                      $ 18,124,036
  Gas utility plant in service                                            487,700                           378,464
  Accumulated depreciation                                            (9,948,848)                       (9,350,172)
--------------------------------------------------------------------------------------------------------------------

         Utility plant in service, net                                  9,494,277                         9,152,328
  Held for future use                                                      15,380                            16,302
  Construction work in progress                                           917,158                         1,043,376
  Nuclear fuel, net of amortization                                       247,244                           224,692
--------------------------------------------------------------------------------------------------------------------

       Total Utility Plant, Net                                        10,674,059                        10,436,698
--------------------------------------------------------------------------------------------------------------------
Current Assets

  Cash and cash equivalents                                               103,863                           101,296
  Accounts receivable                                                   1,139,800                           925,911
  Taxes receivable                                                         14,444                                 -
  Inventory                                                               842,052                           420,985
  Deferred fuel cost                                                      189,871                           217,806
  Prepayments                                                              32,878                            50,040
  Assets Held for Sale, net                                                 5,485                           747,745
  Other current assets                                                    177,371                           192,347
--------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                           2,505,764                         2,656,130
--------------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets
  Income taxes recoverable through future rates                           241,379                           228,686
  Harris Plant deferred costs                                              35,661                            44,813
  Unamortized debt expense                                                 42,276                            38,771
  Nuclear decommissioning trust funds                                     811,055                           811,998
  Diversified business property, net                                    1,127,828                           720,231
  Miscellaneous other property and investments                            589,560                           636,677
  Deferred purchased power contract termination costs                     138,601                           226,656
  Goodwill, net                                                         3,751,088                         3,652,429
  Other assets and deferred debits                                        755,718                           657,612
--------------------------------------------------------------------------------------------------------------------

         Total Deferred Debits and Other Assets                         7,493,166                         7,017,873
--------------------------------------------------------------------------------------------------------------------

         Total Assets                                          $       20,672,989 $                      20,110,701
--------------------------------------------------------------------------------------------------------------------


                CAPITALIZATION AND LIABILITIES

Capitalization
  Common stock equity                                          $        6,203,097 $                       5,424,201
  Preferred stock of subsidiary - redemption not required                  92,831                            92,831
  Long-term debt, net                                                   8,627,029                         5,890,099
--------------------------------------------------------------------------------------------------------------------

         Total Capitalization                                          14,922,957                        11,407,131
--------------------------------------------------------------------------------------------------------------------

Current Liabilities
  Current portion of long-term debt                                       719,483                           184,037
  Accounts payable                                                        715,925                           828,568
  Taxes accrued                                                                 -                               932
  Interest accrued                                                        124,895                           121,433
  Dividends declared                                                      114,650                           107,645
  Short-term Obligations                                                  664,045                         3,972,674
  Other current liabilities                                               613,308                           447,370
--------------------------------------------------------------------------------------------------------------------

         Total Current Liabilities                                      2,952,306                         5,662,659
--------------------------------------------------------------------------------------------------------------------


Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                     1,615,144                         1,807,192
  Accumulated deferred investment tax credits                             230,782                           261,255
  Other liabilities and deferred credits                                  951,800                           972,464
--------------------------------------------------------------------------------------------------------------------

         Total Deferred Credits and Other Liabilities                   2,797,726                         3,040,911
--------------------------------------------------------------------------------------------------------------------

         Total Capitalization and Liabilities                  $       20,672,989 $                      20,110,701
--------------------------------------------------------------------------------------------------------------------

SCHEDULES OF COMMON STOCK EQUITY
(In thousands)
  Common stock (without par value, authorized
  500,000,000, issued and outstanding                          $        4,106,101 $                       3,608,902
                    218,739,274 and 206,089,047 shares,
 respectively)
  Unearned ESOP common stock                                            (114,914)                         (127,211)
  Accumulated other comprehensive loss                                   (37,609)                                 -
  Retained earnings                                                     2,249,519                         1,942,510
--------------------------------------------------------------------------------------------------------------------

         Total Common Stock Equity                             $        6,203,097 $                       5,424,201
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------


CAROLINA POWER & LIGHT COMPANY
BALANCE SHEETS                                                      September 30                   December 31
(In thousands)                                                            2001                         2000
-----------------------------------------------------------------------------------------------------------------
                              ASSETS

Utility Plant

  Electric utility plant in service                                 $ 11,855,720               $   11,125,901

  Gas utility plant in service                                                   -                          -

  Accumulated depreciation                                            (5,866,676)                   (5,505,731)
----------------------------------------------------------------------------------------------------------------

         Utility plant in service, net
                                                                         5,989,044                  5,620,170
  Held for future use
                                                                             7,105                      7,105
  Construction work in progress
                                                                           648,034                    815,246
  Nuclear fuel, net of amortization
                                                                           180,909                    184,813
----------------------------------------------------------------------------------------------------------------

       Total Utility Plant, Net                                          6,825,092                  6,627,334
----------------------------------------------------------------------------------------------------------------


Current Assets
  Cash and cash equivalents                                                 39,725                     30,070

Accounts receivable                                                        552,271                 466,773.94

  Receivables from affiliated companies                                    313,846                    362,834

  Taxes receivable                                                               -                     15,412

  Inventory                                                                325,673
                                                                                                      233,369

  Deferred fuel cost                                                       132,070                    119,853

Prepayments                                                                 21,245                     24,284

Other current assets                                                        75,882                     75,451
---------------------------------------------------------------------------------------------------------------

         Total Current Assets                                            1,460,712                  1,328,047
---------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets

  Income taxes recoverable through future rates                            217,649                    210,571

  Harris Plant deferred costs                                               35,661                     44,813

  Unamortized debt expense                                                  16,605                     15,716

  Nuclear decommissioning trust funds                                      409,538                    411,279


  Diversified business property, net                                       105,305                    102,293

  Miscellaneous other property and investments                             356,760                    395,996

  Goodwill, net                                                                  -                          -

  Other assets and deferred debits                                         119,026                    124,339
---------------------------------------------------------------------------------------------------------------


         Total Deferred Debits and Other Assets                          1,260,544                  1,305,007
---------------------------------------------------------------------------------------------------------------

         Total Assets                                               $    9,546,348     $            9,260,388

---------------------------------------------------------------------------------------------------------------

                  CAPITALIZATION AND LIABILITIES

Capitalization

  Common stock                                                      $    1,777,709     $            1,625,894

Retained earnings                                                        1,380,743                  1,226,144

  Preferred stock- redemption not required                                  59,334                     59,334

  Long-term debt, net                                                    3,099,154                  3,619,984
---------------------------------------------------------------------------------------------------------------


         Total Capitalization                                            6,316,940                  6,531,356
---------------------------------------------------------------------------------------------------------------

Current Liabilities

  Current portion of long-term debt                                        630,970                          -

  Accounts payable                                                         300,718                    281,026

Payables to affiliated companies                                            10,393                    275,976

Taxes accrued                                                              174,127                          -

  Interest accrued                                                          58,440                     56,259

  Dividends declared                                                         1,482                      1,482

  Short-term Obligations                                                         -                          -

  Other current liabilities                                                207,384                    146,191
-----------------------------------------------------------------------------------  -------------------------


  Total Current Liabilities                                              1,383,514                    760,934
-----------------------------------------------------------------------------------  -------------------------


Deferred Credits and Other Liabilities

Accumulated deferred income taxes                                        1,366,029                  1,491,660


Accumulated deferred investment tax credits                                172,710                    197,207

Other liabilities and deferred credits                                     307,155                    279,231
-----------------------------------------------------------------------------------  -------------------------


         Total Deferred Credits and Other Liabilities                    1,845,894                  1,968,098
-----------------------------------------------------------------------------------  -------------------------

         Total Capitalization and Liabilities                       $    9,546,348     $            9,260,388
-----------------------------------------------------------------------------------  -------------------------



NORTH CAROLINA NATURAL GAS CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)

                                                                        September 30           December 31
Assets                                                                      2001                  2000
--------------------------------------------------------------------------------------------------------------
Utility Plant

        Gas utility plant in service                                             487,700              378,464
        Accumulated depreciation                                               (155,667)            (142,466)
--------------------------------------------------------------------------------------------------------------
              Utility plant in service, net                                      332,034              235,998
        Construction work in progress                                             42,367              105,336
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
              Total Utility Plant, Net                                           374,401              341,334
--------------------------------------------------------------------------------------------------------------
Current assets
        Cash and cash equivalents                                                    984                1,577
        Accounts receivable                                                       18,212               53,352
        Income taxes receivable, net                                               8,506                1,012
        Recoverable purchased gas costs                                                -                7,518
        Inventory                                                                 26,137               17,963
        Prepaid expenses                                                              24                    -
        Deferred gas costs - unbilled volumes                                      4,827               15,222
        Other current assets                                                       1,112                3,026
--------------------------------------------------------------------------------------------------------------
              Total Current Assets                                                59,802               99,650
--------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets

        Unamortized debt expense                                                   3,440                3,927
        Diversified business property, net                                           897                  939
        Miscellaneous other property and investments                               5,689                7,858
        Goodwill                                                                 223,069              227,496
        Other assets and deferred debits                                           1,745                  284
--------------------------------------------------------------------------------------------------------------
              Total Deferred Debits and Other Assets                             234,840              240,504
--------------------------------------------------------------------------------------------------------------
                 Total Assets                                                    669,042              681,488
--------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
--------------------------------------------------------------------------------------------------------------
Capitalization
        Common stock                                                             367,610              367,588
        Retained earnings                                                          5,276                6,259
--------------------------------------------------------------------------------------------------------------
              Total Capitalization                                               372,886              373,847
--------------------------------------------------------------------------------------------------------------
Current Liabilities
        Accounts payable                                                          19,299               44,913
        Accounts payable to affiliated companies, net                             61,498               71,442
        Notes payable to affiliated companies                                    170,625              145,280

        Income taxes payable                                                           -                    -
        Interest Accrued                                                             609                  518
        Other current liabilities                                                  8,273               11,085
--------------------------------------------------------------------------------------------------------------
              Total Current Liabilities                                          260,303              273,238
--------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
        Accumulated deferred income taxes                                         26,347               25,120
        Accumulated deferred investment tax credits                                1,742                1,888
        Regulatory liability for income taxes, net                                 1,369                1,575
        Other liabilities and deferred credits                                     6,396                5,820
--------------------------------------------------------------------------------------------------------------
              Total Deferred Credits and Other Liabilities                        35,853               34,403
--------------------------------------------------------------------------------------------------------------
                 Total Capitalization and Liabilities                            669,042              681,488
--------------------------------------------------------------------------------------------------------------


o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

Capital Structure as of September 30, 2001


                          Progress Energy                   CP&L                    Florida Power         North Carolina Natural Gas

Common stock equity       $ 6,203.1       38.0%       $ 3,158.5        45.5%       $2,021.2       55.3%         $ 372.9       68.6%

Preferred securities           92.8        0.6%            59.3         0.9%           33.5        0.9%               -         0.0%

Long-term debt (1)          8,683.0       53.2%         3,425.8        49.3%        1,498.0       41.0%               -         0.0%

Short-term debt (2)         1,327.5        8.1%            304.4        4.4%          103.7        2.8%            170.6       31.4%

Total                    $ 16,306.4      100.0%        $ 6,948.0       100.0%       $3,656.4      100.0%         $ 543.5      100.0%

     (1)      Includes current portion of long-term debt

     (2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes.

          p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

Progress Energy Consolidated                            Retained Earnings
(in thousands)
Balance 6/30/01                                                 1,996,243

Gross earnings

                                                                  391,080

Goodwill amortization                                            (24,637)
                                                  ------------------------
Current earnings

                                                                  366,443

Common dividends                                                (113,167)
Balance 9/30/01                                                 2,249,519

Florida Progress Consolidated                         Retained Earnings

(in thousands)
Balance 6/30/01                                                 741,661

Gross earnings                                                  182,397
Goodwill amortization                                             (568)
                                                 -----------------------
Current earnings                                                181,829

Estimated loss on disposal                                     (14,408)
of discontinued operations

Preferred dividends                                               (378)

Dividend of cash to parent                                    (104,614)

Balance 9/30/01                                                 804,090



CP&L                                               Retained Earnings

(in thousands)
Balance 6/30/01                                            1,286,809

Current earnings                                             167,873

Dividend of cash to parent                                  (73,198)

Preferred dividends                                            (741)

Balance 9/30/01                                            1,380,743


NCNG                                               Retained Earnings

(in thousands)
Balance 6/30/01                                                8,443


Gross earnings                                               (1,691)
Goodwill amortization                                        (1,476)
                                                ---------------------
Current earnings                                             (3,167)

Balance 9/30/01                                                5,276

Florida Power                                      Retained Earnings

(in thousands)
Balance 6/30/01                                              936,308
Current earnings                                             114,457

Dividend of cash to parent                                 (104,614)

Preferred dividends

                                                               (378)

Balance 9/30/01                                              945,773

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

On September 30, 2001, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $257.1 million, or about 13.00% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the four quarters ended September 30, 2001 ($2.04 billion).

                                        Very truly yours,

                                        PROGRESS ENERGY, INC.



                                        By:      /s/  Thomas R. Sullivan
                                                  ------------------------------
                                                  Thomas R. Sullivan
                                                  Treasurer